UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8)	☒

INDEPENDENT NICKEL CORP.
(Name of Subject Company)

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

VICTORY NICKEL INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

45401R100
(CUSIP Number of Class of Securities (if applicable))

80 Richmond Street West
Suite 1802
Toronto, Ontario, M5H 2A4
Attention: Sean Stokes
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

August 19, 2008
(Date Tender Offer/Rights Offering Commenced)

7 pages total

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(1) Press Release, dated December 23, 2008

Item 2. Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders by Victory Nickel Inc.

DOCUMENT 1

(tsx:ini)
independent nickel corp.

Independent Nickel Corp. Announces Intention to Complete Amalgamation

TORONTO, December 23, 2008 - Independent Nickel Corp. (TSX: INI) ("Independent") announced that at its special meeting of shareholders ("Shareholders") held earlier today in Toronto, Ontario, Canada, Shareholders approved the amalgamation (the "Amalgamation") of Independent and 2190583 Ontario Inc., a wholly-owned subsidiary of Victory Nickel Inc. ("Victory"), as described in the Independent Management Information Circular dated November 19, 2008 (the "Circular"). Of the voting Shareholders at today's meeting, 99.80% voted in favour of the Amalgamation. Details of the voting results will be filed on SEDAR (www.sedar.com).

Following the special meeting of Shareholders, the board of directors of Independent resolved to complete the Amalgamation and René Galipeau replaced Richard Murphy as the Chief Executive Officer and President of Independent. The Amalgamation is expected to occur effective January 1, 2009. Upon completion of the Amalgamation, Victory will own 100% of the common shares of the corporation resulting from the Amalgamation of Independent and 2190583 Ontario Inc.

As described in the Circular, on the effective date of the Amalgamation, Shareholders, other than Newco, will receive 1.1 common shares of Victory for each common share of Independent. This consideration is equal to the consideration provided under the take-over bid and offer to purchase made by Victory for all of the Independent Shares dated August 19, 2008, as amended.

Once the Amalgamation is effective, applications will be filed to de-list the common shares of Independent from trading on the Toronto Stock Exchange and for Independent to cease to be a reporting issuer.

Independent is currently a Sudbury-based mining company engaged in the acquisition, exploration and development of mineral resource properties, primarily those with the potential for near-term production or exhibiting potential for hosting a major mineralized deposit.

For further information, please visit our website at www.independentnickel.com, or contact:

Independent Nickel Corp.
René Galipeau, President and CEO
Tel: (416) 363-8527
Email: admin@victorynickel.ca
Web: www.independentnickel.com

261544\1230346.v4

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Victory Nickel Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

Victory Nickel Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICTORY NICKEL INC.

By: /s/ RENE GALIPEAU
Name: Rene Galipeau
Title: Chief Executive Officer

Date: December 24, 2008

END